Exhibit 12.1

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio data)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Income from Continuing Operations Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$2,344	$2,561	$2,539	$2,400	$3,672
Add: Fixed Charges (1)	86	123	148	170	253

Earnings (2)	$2,430	$2,684	$2,687	$2,570	$3,925

Fixed Charges (1)	$86	$123	$148	$170	$253

Ratio of Earnings to Fixed Charges	28.3x	21.8x	18.2x	15.1x	15.5x

(1)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.
(2)	Earnings consist of income from continuing operations before income taxes, noncontrolling interest and income/loss of equity method investees plus Fixed Charges.